Wefunder pre-launch:

Social posts (paid media):

 **Niftify**
27 July · 🌐

📣 Heads-up 📣 Next week we will make one of our biggest moves yet. We are launching a crowdfunding campaign on Wefunder with a unique opportunity just for you.

👉 Check out the video and see for yourself.

👉 Testing the waters legal disclosure. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://www.facebook.com/104290901794241/posts/396211459268849


moves yet. We are launching a crowdfunding campaign on Wefunder with a unique opportunity just for you.

👉 Check out the video and see for yourself.

👉 Testing the waters legal disclosure. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://www.instagram.com/p/Cgh20VcA5xi/

Newsletters:



WEFUNDER
NIFTIFY®

Hey there,

Today's newsletter is slightly different. That's because next week is a very big week!

We're giving you a heads-up on our Wefunder **crowdfunding campaign**. The details are finalized and we can confirm we will launch on **Wednesday, August 3rd**.

We can't wait for it to go live, and the best part is that we made a special offer only for you; our newsletter subscribers and followers. If you invest, you will get the unique opportunity to hop on a group call with our founding team - Bruno Ver, Marko Vidrih, and Emil Sterndorff.

Together you can discuss everything related to Niftify in a video chat. Learn about our journey, ask, debate, and offer suggestions about how Niftify can cement its place as a leader in the NFT space.

This is a unique chance to be part of the home team and to shape our future. We hope you are hyped as we are and let's take the next step together. Just remember to book next Wednesday on your calendar.



Testing the waters legal disclosure.

https://niftify.activehosted.com/index.php?action=social&c=11&m=26



WEFUNDER
NIFTIFY®

Hey there,

Today's newsletter is slightly different. That's because next week is a very big week!

We're giving you a heads-up on our Wefunder **crowdfunding campaign**. The details are finalized and we can confirm we will launch on **Wednesday, August 3rd**.

We can't wait for it to go live, and the best part is that we made a special offer only for you; our newsletter subscribers and followers. If you invest, you will get the unique opportunity to hop on a group call with our founding team - Bruno Ver, Marko Vidrih, and Emil Sterndorff.

Together you can discuss everything related to Niftify in a video chat. Learn about our journey, ask, debate, and offer suggestions about how Niftify can cement its place as a leader in the NFT space.

This is a unique chance to be part of the home team and to shape our future. We hope you are hyped as we are and let's take the next step together. Just remember to book next Wednesday on your calendar.



Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If

https://niftify.activehosted.com/index.php?action=social&c=12&m=27

Social posts (organic content):

 **Niftify®**
2,515 followers
1mo · 🌐    ● ● ●

We're live on **Wefunder**! 🚀

➡️ Invest today: **https://lnkd.in/eFzASrAi**

Legal Disclosures: **https://lnkd.in/eYDafKw**

#nft #wefunder #invest #web3 #nfts #startup

https://www.linkedin.com/feed/update/urn:li:activity:6964948465369939968

https://www.instagram.com/p/ChSE_tLI8A_/

 **niftify_io** We're live on WeFunder! 🚀

Link in bio 🔗

Legal Disclosures:
https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure

#wefunder #web3 #nft #nftcommunity #nftplatform #wefundercampaign #niftify

6 w

https://www.facebook.com/niftify.io/posts/pfbid0TA39Deu87EYQd8eWDW

 **Niftify**
15 August · 🌐

We're live on WeFunder! 🚀

Invest today: https://wefunder.com/niftify/

Legal Disclosure: https://help.wefunder.com/.../testing-the-waters-legal-disclo...

D67PQTkBetSoc8qXgvujTarmQi8aJo68nosVGwDDefBXVCl

Newsletters:

Connect with Marko

Emil Sterndorff – co-founder and Chief of Growth
Emil is a father, husband, entrepreneur, visionary, consultant, and mastermind host from Denmark. Emil's entrepreneurial spirit was lit up when he was 15 years old. He started buying and selling old road bikes for a hefty profit. He also spent his years in boarding school at 16, making money off his hair trimmer and the 90+ boys who needed a haircut. Then he started and exited three startups in his early twenties, including a fashion brand, an online merchandise store, and a coffee franchise.

Connect with Emil



Niftify Holding Corp and or its affiliates.

Start your NFT business in minutes.

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://niftify.activehosted.com/index.php?action=social&c=19&m=34

3. The Metaverse & Web3 Enter the Gartner Hype Cycle

Even if the news is very positive, we have to disagree with their positioning. For instance, saying that "Metaverse" is just rising now on the hype sounds a bit weird, considering that since Zuck's announcement of Meta at Facebook Connect the web has been filled with posts about the metaverse and all the trillions it may give us. NFTs are reported as having just passed the hype, but actually, we are now into "the crypto crash," so in our opinion, they are more in the trough of disillusionment. We think that all these technologies should be more up and to the right than where they are, but Gartner likely has its own metrics to evaluate this position. Perhaps it considers these technologies from different standpoints than our consumer or business points of view.

Click to read more





Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://niftify.activehosted.com/index.php?action=social&c=40&m=106

Emil Sterndorff – co-founder and Chief of Growth
Emil is a father, husband, entrepreneur, visionary, consultant, and mastermind host from Denmark. Emil's entrepreneurial spirit was lit up when he was 15 years old. He started buying and selling old road bikes for a hefty profit. He also spent his years in boarding school at 16, making money off his hair trimmer and the 90+ boys who needed a haircut. Then he started and exited three startups in his early twenties, including a fashion brand, an online merchandise store, and a coffee franchise.

Connect with Emil

Be sure also to view our **updated deck**, where you will find all of the information regarding the Wefunder investment.



Niftify® is a Web 3.0 store builder
that enables anyone to launch compliant NFT stores or marketplaces from the comfort of their own domain.
Your idea, your future, your business.
Download our pitch
Niftify extended pitch deck
Download



Click here to download

Niftify Holding Corp and or its affiliates.

Start your NFT business in minutes.

You received this email because you signed up on our website or made a purchase from us.

Testing the waters legal disclosure.

https://niftify.activehosted.com/index.php?action=social&c=32&m=92

Employee communications:

https://www.linkedin.com/posts/emilsterndorff_nfts-web3-wefunder-activity-6964949759958601728-642i/?utm_source=linkedin_share&utm_medium=member_desktop_web



wefunder.com
https://wefunder.com/niftify
wefunder.com
Hey friends! The wait is over, the Wefunder is live at https://wefunder.com/niftify!
We invite you all to share the news on your socials, invite your friends, your fellow investors, and share it in relevant groups! And of course, if you haven't yet, you can join with as little as $100!
Also, I'm required to add these legal disclosures: https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure
9:36 pm

https://www.linkedin.com/posts/thiagodemarco_niftifys-wefunder-campaign-activity-6964961349315477504-BuE8/?utm_source=linkedin_share&utm_medium=member_desktop_web



New posts

Emil Sterndorff • You
Co-founder of Niftify.io | No-code NFT Stores for Businesses
now •

Proud to announce that Niftify® is on the #Explorer page of Wefunder backed by Audacia Capital, Moonchain Capital, as well as 20+ other VCs and 25+ angels to date!

The countdown has begun for the BIGGEST product launch of Niftify's history in just 3 days! 💥🚀

Web3 is about to enter a new chapter!

I'm insanely proud of my co-founders, my team, and everyone involved!

Find us at wefunder.com/niftify

#Wefunder Legal Disclosures: https://lnkd.in/eYDafKw

#crowdfunding #NFTs #Web3 #entrepreneurship #ecommerce









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